Exhibit 77C

Great-West Funds, Inc.

Special Meeting of Shareholders

A Special Meeting of Shareholders was held on April 4, 2016 at 8515 E. Orchard Road, Greenwood Village, Colorado 80111 to approve a new investment sub-advisory agreement among Great-West Capital Management, LLC, Irish Life Investment Managers Limited, and Great-West Funds, Inc. with respect to the Great-West International Index Fund, Great-West Real Estate Index Fund, Great-West S&P 500® Index Fund, Great-West S&P Mid Cap 400® Index Fund, Great-West S&P Small Cap 600® Index Fund, and Great-West Stock Index Fund.

The votes cast in these matters were:

For:	303,262,418.78

Against:	14,534,108.08

Abstain*:	38,220,566.01

*All Abstain votes are treated as ‘present” for purposes of achieving a quorum and in determining the votes cast on the proposals, but not as having voted FOR the proposals (and therefore have the effect of a vote AGAINST).